





Paul Ryan · 2nd

We're raising funds on WeFunder!! Just a Baby is growing and taking things next level, a crowdfunding round starting shortly! Hit me up for more info!

South Fremantle, Western Australia, Australia · Contact info

500+ connections

 Just a Baby

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Experience


CEO
Just a Baby
Feb 2017 - Present · 5 yrs 1 mo
Sydney, Australia


Director & Chief Solution Architect
Geidi
Jul 2000 - Present · 21 yrs 8 mos
Perh, WA

Geidi/GreenCloud provides information and I.T. management solutions for organisations throughout Australia. We work with the very large, through to the small and medium sized businesses.

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